April 2, 2013

Via EDGAR AND EMAIL

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	Harvard Illinois Bancorp, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed March 27, 2013 by Stilwell Value Partners II, L.P.,

Stilwell Value Partners VII, L.P., Stilwell Partners, L.P.,

Stilwell Value LLC, Joseph Stilwell, Mark S. Saladin, and

Scott Ripkey

File No. 000-53935

Dear Mr. Windsor:

Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P., Stilwell Partners, L.P., Stilwell Value LLC, Joseph Stilwell, Mark S. Saladin, and Scott Ripkey (collectively, the "Stilwell Group Members"), are in receipt of your letter dated April 1, 2013, regarding the subject filing.

We have responded to all three of your comments by making specific revisions to the subject filing which are self-explanatory. Therefore, we filed a Second Amended Preliminary Proxy Statement, this morning on EDGAR.

Christian Windsor

April 2, 2013

If you have any additional questions, please contact the undersigned at (212) 267-6900 or Mary Ann Frantz at (503) 205-2552.

Very truly yours,

Spencer L. Schneider, Esq.

ON BEHALF OF:

  Stilwell Value Partners II, L.P.

  Stilwell Value Partners VII, L.P.

  Stilwell Partners, L.P.

  Stilwell Value LLC

  Joseph Stilwell

  Mark S. Saladin

  Scott Ripkey